ADDENDUM TO EXISTING COMMON STOCK PURCHASE AGREEMENT
                                   DATED
                             SEPTEMBER 28, 1999

Re: Extension of original Structured Equity Funding Line (SEFL) with an additional funding commitment for $5,000,000.00.

Dear Mr. Hughes:

This letter replaces the earlier addendum, dated September 26, 2000.

This letter shall serve as an addendum to the Common Stock
Purchase Agreement entered into between the parties, Alpha
Venture Capital, Inc. ("Alpha") ("the Funds") and eConnect (the
"Company"), dated September 28, 1999.

The Funds confirm that certain investment funds advised exclusively by First Fidelity Capital, Inc. ("FFC") are willing to extend their commitment described in the September 15, 1999 Term Sheet with an additional Funding Commitment of $5,000,000.00, on the same terms and conditions as stipulated in the Term Sheet, dated and executed September 15, 1999, except with the following amendments:

Commitment Term: One (1) year from the date of execution of this addendum (Effective Date), with one automatic six month extension if at least 20% (i.e. $1,000,000.00) of the Commitment is drawn down during the first six (6) months as of the Effective Date.

Commitment Fees; Warrants: On the Effective Date, pursuant to a definitive warrant purchase agreement, the Company shall deliver to the Funds an aggregate of 2,000,000 five year warrants to purchase Common Stock (the Warrant Shares), with an exercise price equal to 80% of the average 5 (Five) day closing bid price of the Common Stock commencing on the Effective Date (the "Warrants"). The Company shall in addition deliver to the Funds up to a maximum of 1,571,428 warrants on a pro rata basis in conjunction with their draw downs, exercisable at the close bid price at the date of each draw down (the "Further Warrant Shares").

The Company represents and warrants that the Company is not at present engaged in discussions, and will not be so engaged, with any persons, except the Funds for the placement of any equity financing for the Company via any offerings and the Company will not be permitted to issue any of its equity securities (or instruments convertible into or exercisable for equity securities) in any offerings except to the Funds, until the latter of a) all of the above commitment has been drawn down, or
b) in a period from today's date until October 23, 2001.

The Company will file with the Commission, no later than November 25, 2000, a Registration Statement on Form SB-2 (the "Registration Statement") to register the resale of the shares of Common Stock purchased by the Funds pursuant to the Commitment and the shares of Common Stock issuable upon exercise of the Warrants. The amount of shares to be registered is agreed to be 25,000,000. The Company will cause the Registration Statement to become effective within ninety (90) days from November 25, 2000. If the Registration Statement is not declared effective within such ninety (90) day period, the Commitment will terminate and the Funds will retain the Warrants and non-refundable fee described below.

The Company hereby agrees to cause the Registration Statement to continue to be effective for a one-year period from the date the post-effective amendment is declared effective by the Securities and Exchange Commission.

The terms of this letter are expressively agreed by the parties to be non-binding, except that, if this letter is signed by both parties.

Sincerely,


Alpha Venture Capital, Inc.
By: /s/  Barry Herman
Barry Herman, President


Acknowledged and Accepted:

eConnect


By: /s/  Thomas S. Hughes
Thomas S. Hughes, President